EATON & VAN WINKLE LLP

3 Park Avenue

New York, NY 10016

Vincent J. McGill	Direct Dial: (212) 561-3604
Partner

March 14, 2016

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Leland Benton

Re:	Event Cardio Group, Inc.

File No. 000-52518

Preliminary Schedule 14C Information Statement

Ladies and Gentlemen:

On behalf of our client, Event Cardio Group, Inc., a Nevada corporation (the “Company”), we have filed a Preliminary Schedule 14C Information Statement concerning certain amendments to the Company’s Articles of Incorporation, including an amendment increasing the number of shares of its authorized capital stock and authorizing the issuance of blank check preferred stock and an amendment concerning its corporate purpose.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill

Vincent J. McGill